EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change August 15, 2014
Item 3	News Release The news release dated August 15, 2014 was disseminated through Marketwire and filed on SEDAR.
Item 4
Summary of Material Change

Pretivm announced the closing of its previously announced over-allotment option offering of 1,242,000 common shares at a price of US$7.25 per share as well as the closing of a non-brokered private placement with Liberty Metals & Mining Holdings, LLC of 496,054 common shares at a price of US$7.25 per share.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm announced the closing of its previously announced over-allotment option offering (the “Over-Allotment Option”) of 1,242,000 common shares (the “Additional Shares”) at a price of US$7.25 per share (the “Offering Price”) pursuant to its marketed offering that closed on July 29, 2014 (the “Offering”).

Upon closing of the Over-Allotment Option, Pretivm received gross proceeds of approximately US$7,400,000 for the sale of 1,024,650 Additional Shares. The remaining 217,350 Additional Shares were sold by Silver Standard Resources Inc. (“Silver Standard”) at the Offering Price in a secondary offering for gross proceeds to Silver Standard of approximately US$1,580,000.

Pretivm is also pleased to announce the concurrent closing of its previously announced non-brokered private placement with Liberty Metals & Mining Holdings, LLC ("LMM"), a subsidiary of Boston-based Liberty Mutual Insurance, of 496,054 common shares of Pretivm (the "Purchased Shares") at a price per share of US$7.25 for gross proceeds to Pretivm of approximately US$3,596,000 (the “Private Placement”).

The net proceeds of the Over-Allotment Option to the Company will be used to fund environmental and engineering activities at the Brucejack Project, to fund permitting of the Brucejack Project, to fund continued exploration activities at the Brucejack Project and for general corporate purposes. Pretivm intends to use the net proceeds of the Private Placement to fund environmental and engineering activities at the Brucejack Project and for general corporate purposes. The Company will not receive any of the proceeds from the sale of the Additional Shares by Silver Standard.

The Additional Shares were sold in each of the provinces and territories of Canada, other than Quebec, by way of a prospectus supplement dated July 22, 2014 to a short form base shelf prospectus dated July 16, 2014 and in the United States pursuant to a registration statement on Form F-10 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

LMM is not permitted to trade the Purchased Shares for a period of four months plus one day from the closing of the Private Placement. The Purchased Shares described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of such act.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Executive Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 19th day of August, 2014.